EXHIBIT 99.1

AMARC ANNOUNCES MARCH CONFERENCE PARTICIPATION

February 22, 2024 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) is pleased to provide details of its executive team’s participation at three conferences during March 2024.

•	On March 1-2, Amarc is presenting at the Metal Investors Forum Toronto at the Delta Hotel in Toronto.

	○	Corporate Presentation by Dr. Diane Nicolson, President & CEO on March 1 at 10:10 am ET followed by a Q&A Session at the Amarc Resources Booth
	○	Learn more about the Metals Investor Forum Toronto

•	On March 3-6, Amarc will be attending PDAC 2024 in Toronto at the Metro Toronto Convention Centre.

	○	Visit Corporate Booth #2850
	○	Learn more about PDAC 2024 and register

•	On March 26, Amarc is presenting at the 2024 Kinvestor Critical Minerals & Mining Virtual Investor Conference.

	○	Corporate Presentation and live Q&A with Dr. Diane Nicolson, President & CEO at 8:00 am PT / 11:00 am ET
	○	Register now for KCMM24 Virtual Investor Conference

Conference attendees are also invited to contact Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or at dianenicolson@hdimining.com in advance to organize a time for a meeting or to receive further information.

Amarc’s expansive, 100%-owned JOY, DUKE and IKE Copper-Gold Districts are located in British Columbia in proximity to key infrastructure. Each district hosts copper deposits and a pipeline of deposit targets. Funding is in place for substantial discovery drilling across our Cu-Au Districts in 2024.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.